[Air Methods Corporation Letterhead]

April 2, 2010

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn:	Amanda Ravitz – Branch Chief- Legal

Re:	Air Methods Corporation
Registration Statement on Form S-3 (the “Registration Statement”)
Filed December 3, 2009, amended January 29, 2010, March 19, 2010
File No. 333-163467

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Air Methods Corporation (the “Company”), hereby requests that the effective date of the Registration Statement, as amended, be accelerated so that the same will become effective at 3:30 p.m. Eastern Daylight Time on Tuesday, April 6, 2010, or as soon thereafter as practicable.

In connection with this request pursuant to Rule 461, the Company acknowledges the following:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at (303) 792-7591, or Crystal Gordon of Davis Graham & Stubbs LLP at (303) 892-7390, when the order declaring the Registration Statement effective is signed.

Very truly yours,

/s/ Trent J. Carman

Trent J. Carman
Chief Financial Officer

cc:	Sharon J. Keck, Air Methods Corporation
Peter H. Schwartz, Davis Graham & Stubbs LLP